UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR
15d-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2022
Commission File Number:
001-39316

BURNING ROCK BIOTECH LIMITED
(Registrant’s Name)

No.5 Xingdao Ring Road North, International Bio Island
Guangzhou, Guangdong
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F
or Form
40-F.
Form
20-F  ☒
Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

EXHIBIT INDEX

This current report on Form 6-K, including Exhibits 99.1 and 99.2 to it, shall be incorporated by reference into the Registrant’s registration statement on Form F-3, which became effective on September 30, 2022 (File no. 333-264577), and be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently furnished.

Number	Description of Document

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations and Recent Developments

99.2	Unaudited Condensed Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burning Rock Biotech Limited

By:	/s/ Leo Li
Name:	Leo Li
Title:	Chief Financial Officer

Date: November 7, 2022

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